UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2025

WATER ON DEMAND, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 0001953442

Nevada	61-1775079
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13575 58th Street North, Suite 200

Clearwater, FL 33760

(Address of principal executive offices)

Tel: (727) 440-4603
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term “we,” “us,” “our” or “the Company” refers to Water on Demand, Inc.

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview

Water On Demand, Inc. (“WODI” or the “Company”) was incorporated on April 22, 2022, in the State of Nevada as a majority-owned subsidiary of OriginClear, Inc. (“OCLN”). The Company shares office space with OCLN at 13575 58th Street North, Suite 200, Clearwater, FL 33760. The Company's main telephone number is (727) 440-4603, and its website is www.waterondemand.com.

As of June 30, 2025, WODI had no employees at the parent company level. Its wholly owned subsidiary, Progressive Water Treatment, Inc. (“PWT”), employs a dedicated engineering and production team responsible for delivering custom-built water treatment systems to industrial clients.

In the second quarter of 2025, the Company executed a strategic pivot toward becoming a financial technology platform focused on funding decentralized water infrastructure. This shift was marked by the launch of the Water On Demand Opportunity Zone Fund #1, LLC (the “Fund”) a Qualified Opportunity Zone initiative designed to raise up to $100 million to finance projects in underserved communities. By leveraging federal tax incentives, the fund aims to unlock private investment and accelerate the deployment of water systems where they are most needed. WODI is the manager of the Fund and its investments. For such services, WODI is entitled to receive a management fee in an amount equity to the greater of (a) two percent (2%) of Capital Contributions that have been invested in ‘qualified opportunity zone property” (as defined in Section 1400Z-2(d)(A) of the Code), and (b) $150,000.

As part of this transformation, the Company began to wind down its Modular Water Systems (“MWS”) business unit. The executive leadership transitioned out of their roles and now provide support in a technical advisory capacity. In connection with this change, WODI terminated its license to associated intellectual property, and all outstanding royalty obligations were eliminated.

This repositioning aligns with long-term industry trends favoring decentralized, privately financed water solutions. The Company intends to focus on capital enablement rather than engineering execution, supporting water project developers and operators through creative financing structures.

This discussion of our financial condition and results should be read in conjunction with the financial statements and notes included in this report. It includes forward-looking statements based on our plans, estimates, and beliefs, which may differ from actual results.

Critical Accounting Policies

The Company prepares its financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). Management regularly reviews the application of accounting policies that require significant estimates and judgments. The following policies are considered critical.

Use of estimates

Management uses estimates in preparing financial statements. Key estimates include revenue recognition, allowance for doubtful accounts, fair value of derivatives and investments, stock-based compensation, warranty reserves, and deferred tax valuation allowances.

Revenue recognition

The Company follows ASC 606. Product revenue is recorded at shipment when control transfers. Construction-type contracts are recognized over time using an input-cost method that depicts transfer of control to the customer. Contract losses are recognized immediately when determined. Contract receivables, contract assets, and contract liabilities reflect the timing difference between performance and customer billing.

Fair value of financial instruments

Fair value of financial instruments requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of June 30, 2024, the amounts reported for cash, prepaid expenses, accounts payable and accrued expenses approximate the fair value because of their short maturities.

Results of Operations

Revenue and cost of revenue

For the six months ending June 30, 2025, revenue was $2,346,471, compared to $1,987,406 for the same period in 2024, representing an increase of $359,065. The increase was driven by backlog fulfillment and greater contract wins in the second half of 2025, partially offset by a shift towards financial services activities.

Cost of revenue was $2,499,242, compared to $1,450,926 in 2024, an increase of $1,048,316. The increase reflects the shift towards financial services activity.

Gross profit (loss) for the six months ended June 30, 2025, was $(152,771), compared to $536,480 in 2024, representing a decline of $689,251. The decline in gross profit was primarily due to higher costs outpacing the increase in recognized revenue.

Operating Expenses

Operating expenses were $1,369,867 for the six months ended June 30, 2025, compared to $596,618 in 2024. Reflecting an increase of $773,249. The increase was driven by higher administrative costs, expanded business operations, and investments in sales and marketing efforts. While operating expenses have risen, the Company continues to focus on cost control measures to optimize efficiency and manage expenses in alignment with revenue trends.

Operating Loss

The Company reported an operating loss of $(1,522,638) for the six months ended June 30, 2025, compared to a loss of $(60,138) for the same period in 2024. The $1,462,500 widening reflects the gross margin deterioration and increased overhead costs, and the Company scales its infrastructure and repositioning.

Other Income (Expense)

Other income for the six months ended June 30, 2025, was $7,263,743, compared to other expense of $(4,737,764) in 2024. This was driven by $24,212,502 non-cash gain upon deconsolidation offset by $(15,555,945) loss on conversion of debt, $(452,503) loss on exchange of stock, $(453,964) in interest expense, and $(513,347) loss on extinguishment of payables.

The 2024 period included significant non-cash charges, such as the $(1,128,000) SPAC receivable impairment and $(1,297,000) debt conversion adjustment.

Net Income (Loss)

Net income from continuing operations for the six months ended June 30, 2025, was $5,714,105, compared to $(4,797,902) in 2024. Income from discontinued operations for the six months ended June 30, 2025, $727,552 in 2025 vs. $(341,466) in 2024. Net income loss for the six months ended was $6,441,657 in 2025 vs $(5,139,368) in 2024.

Liquidity and Capital Resources

Overview

Liquidity reflects the Company’s ability to fund operations and meet obligations. The Company has historically relied on capital raises and continues to pursue financing through convertible notes, equity offerings, and strategic partnerships.

The financial statements were prepared assuming the Company will continue as a going concern. The Company has incurred recurring losses and held cash of $1,167,772 as of June 30, 2025. Management believes continued investor support and access to capital markets will be necessary to sustain operations.

Summary of Cash Flows for the Six Months Ended June 30

Category	2025	2024
Net cash provided by (used in) operating activities	$4,173,099	$(1,332,087)
Net cash (used in) investing activities	(4,446)	$(1,128,000)
Net cash (used in) provided by financing activities	(3,207,767)	$2,288,540
Net increase (decrease) in cash and cash equivalents	$960,886	$(171,547)

Capital Expenditures and Financing Plans

The Company does not anticipate significant capital expenditures over the next twelve months. However, continued execution of its infrastructure strategy will require additional capital. Management is actively pursuing equity and debt offerings to fund project onboarding, fintech platform development, and investor relations.

Going Concern

The Company’s ability to continue as a going concern depends on raising sufficient capital and generating future revenues. These conditions raise substantial doubt about the Company’s ability to continue operating beyond twelve months without further funding

Recent Developments

The Company, Water on Demand, Inc., is a C-Corporation and in the process of qualifying as a Qualified Opportunity Zone Business (“QOZB”). It also intends to create a wholly owned WODI LLC, which pays the Company to operate the business, such as administrative and contract management fees. Capital for WODI LLC is intended to be contributed by WODI QOZ Fund, designed to become a Qualified Opportunity Fund, in exchange for membership interests. The Company is also the General Partner of the fund, WODI Sponsorship LLC, (“WODIIS”), which is designed to earn a portion of prospective Fund distributions. The Company is currently selling and/or granting memberships in WODIS to accredited investors, while Regulation A+ investors receive common shares in the Company itself.

The WPD QPZ Fund is currently authorized to raise up to $100 million, which plans underway to increase this cap to $200 million to support expanded project demand.

QOZB Investment and Entity Relationships

Recent Trends

The water infrastructure industry is undergoing a shift toward decentralization, private capital participation, and ESG-aligned investment vehicles. The Company believes its pivot to a fintech funding model positions it to capitalize on these macro trends. While the wind-down of MWS has reduced engineering overhead, it also places greater emphasis on capital origination, fund deployment, and partnership development.

Trend Information

WODI expects future revenue to derive primarily from PWT operations, financing income, participation in public-private partnerships, and potential fee income tied to project origination. The infrastructure fund is expected to begin deploying capital in late 2025, with revenue generation contingent on asset placement and developer demand.

The Company is streamlining onboarding and structuring processes to reduce friction, shorten cycles, and support scalability.

Off-Balance Sheet Arrangements

As of June 30, 2025, we had no off-balance sheet arrangements.

Related Party Arrangements

See Note 7 to the financial statements for a full discussion of balances and transactions with OriginClear and other related parties.

Item 2. Other Information

None.

Item 3. Financial Statements

Water on Demand, Inc.

Consolidated Balance Sheets

	June 30,	December 31,
	2025	2024
ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	$1,167,772	$206,886
Contracts receivable, net	623,382	2,404,544
Contract assets	175,339	1,071,664
Prepaid assets and other current assets	80,674	-
Assets of discontinued operations	433,870	452,656
Total Current Assets	$2,481,037	$4,135,750
Property and equipment, net	44,507	53,393
Other Assets
Security deposit	19,051	19,051
Operating lease right of use asset	531,232	580,393
Total Other Assets	$550,283	$599,444
TOTAL ASSETS	3,075,827	$4,788,587
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	$1,388,376	$1,246,318
Accrued expenses	31,328	3,319,058
Contract liabilities	2,623,439	3,468,227
Operating lease liabilities	104,456	96,113
Tax liability 83(b)	13,600	13,600
Warranty reserve	50,000	50,000
Related party liability	-	706,736
Convertible secured promissory notes	2,032,500	21,363,639
Liabilities discontinued operations	485,474	1,111,805
TOTAL CURRENT LIABILTIES	$6,729,173	$31,375,496
Long-Term Liabilities
Operating lease liabilities, net of current	447,148	501,123
TOTAL LONG-TERM LIABILITIES	447,148	$501,123
TOTAL LIABILITIES	$7,176,321	$31,876,619
SHAREHOLDERS’ DEFICIT
Preferred Stock	1,444	-
Common Stock	11,264	1,467
Additional paid-in capital	19,583,522	3,048,881
Accumulated deficit	(23,696,724)	(30,138,380)
TOTAL SHAREHOLDERS’ DEFICIT	(4,100,494)	(27,088,032)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$3,075,827	$4,788,587

See accompanying Notes to Financial Statements.

Water on Demand, Inc.

Consolidated Statements of Operations

(unaudited)

	Six Months Ended June 30,
	2025	2024
Revenue	$2,346,471	$1,987,406
Cost of revenue	2,499,242	1,450,926
Gross (loss) profit	(152,771)	536,480

Operating expenses
Selling and marketing	492,109	94,566
General and administrative	877,758	502,052
Total Operating expenses	1,369,867	596,618
Loss from Operations	(1,522,638)	(60,138)
Other Income (Expense)
(Loss) gain on conversion of debt	(15,555,945)	1,143
Loss on exchange of stock	(452,503)	-
Impairment of receivable - SPAC	-	(1,128,000)
Loss on extinguishment of payables	(513,347)	-
Debt conversion adjustment - note purchase agreements	-	(1,297,000)
Interest expense	(453,964)	(1,040,227)
Gain (loss) upon deconsolidation	24,212,502	(1,273,680)
TOTAL OTHER EXPENSE	7,236,743	(4,737,764)

Net income (loss) from continued operations	$5,714,105	$(4,797,902)
Net income (loss) from discontinued operations	727,552	(341,466)
Net income (loss)	6,441,657	(5,139,368)

Basic and diluted	0.25	(0.36)
Weighted average shares outstanding:
Basic and diluted	22,617,102	13,399,217

See accompanying Notes to Financial Statements.

Water on Demand, Inc.

Consolidated Statements of Stockholders’ Equity

(unaudited)

					Additional
	Preferred stock		Common stock		Paid-in-	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2023	-	$-	13,399,267	$1,340	$985,278	$(20,089,408)	$(19,102,790)
Proceeds from issuance of warrants	-	-	-	-	426,230	-	426,230
Net loss	-	-	-	-	-	(5,139,369)	(5,139,369)
Balance at June 30, 2024	-	$-	13,399,267	$1,340	$1,411,508	$(25,228,777)	$(23,815,929)

					Additional
	Preferred stock		Common stock		Paid-in-	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2024	-	$-	14,671,151	$1,467	$3,048,881	$(30,138,380)	$(27,088,032)
Rounding	-	-	-	-	-	(1)	(1)
Stock for exchanges from Reg D to Series A	5,312,500	531	(701,756)	(658)	127	-	-
Common stock issued for Note Conversions	-	-	8,511,343	851	14,042,784	-	14,043,636
Proceeds from issuance of Series A	9,125,782	913	-	-	1,459,212	-	1,460,125
Common stock issued for Series A redemption program	-	-	136,364	9,604	855,396	-	865,000
Contributed Capital	-	-	-	-	177,122	-	177,122
Net loss	-	-	-	-	-	6,441,657	6,441,657
Balance at June 30, 2025	14,438,282	$1,444	22,617,102	$11,264	$19,583,522	$(23,696,724)	$(4,100,494)

See accompanying Notes to Financial Statements.

Water on Demand, Inc.

Consolidated Statements of Cash Flows

(unaudited)

	Six Months Ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) from continued operations	$(5,714,105)	$(4,797,902)
Net income (loss) from discontinued operations	(727,552)	(341,466)
Adjustments to reconcile not loss to net cash used in operations
Depreciation and amortization	115,948	1,364
Loss on convertible secured promissory notes	(14,043,636)	-
Loss on exchange of stock	(452,503)	-
Amortization of right-of-use asset	49,162	-
Change in convertible secured promissory notes	21,363,639	-
Stock based compensation	-	-
Due to affiliates	745,000	-
Change in assets of discontinued operations	(18,787)	-
Change in operating assets and liabilities
Loss upon deconsolidation	(24,212,502)	1,273,680
Contracts receivable	(1,781,162)	262,088
Contract assets	(896,326)	(21,804)
Contract liabilities	844,788	273,393
Prepaid expenses	80,674	(34,354)
Accounts payable	(142,058)	124,251
Accrued expenses	3,287,734	(31,504)
Lease liability	(8,343)	-
Related party liability	706,736	-
Change in liabilities of discontinued operations	626,331	-
Debt discount recognized as interest expense	-	90,000
Impairment of receivable from SPAC	-	1,128,000
Conversion and settlement value loss on WODI	-	1,297,000
Loan receivable, related party	24,350,060	(1,457,221)
Other assets	-	(18,000)
Accrued interest on convertible promissory notes	-	920,390
Net cash provided by (used in) operating activities	4,173,098	(1,332,087)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Cash paid for property and equipment	(4,446)	-
Purchase of SPAC notes payable	-	(1,128,000)
Net cash used in investing activities	(4,446)	(1,128,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on line of credit	-	(125,745)
Proceeds from loans, merchant cash advance	-	135,000
Payments on loans, merchant cash advance	-	(189,445)
Proceeds from convertible secured promissory notes	-	2,042,500
Additional paid in capital - equity conversion or incentive expense	(1,167,500)	-
Proceeds from related party financing	(2,040,267)	-
Proceeds from issuance of warrants	-	426,230
Net cash provided by financing activities	(3,207,767)	2,288,540

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	960,886	(171,547)
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD	206,886	374,191
CASH AND CASH EQUIVALAENTS END OF PERIOD	$1,167,772	$202,644
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest and dividends paid	$-	$28,817

See accompanying Notes to Financial Statements.

Water on Demand, Inc.

Notes to the Financial Statements

(unaudited)

1.	Organization and Line of Business

Water On Demand, Inc. (“WODI” or the “Company”) was incorporated in the State of Nevada on April 22, 2022, as a majority-owned subsidiary of OriginClear, Inc. (“OCLN” or the “Parent”). As of June 30, 2025, the Parent held 12,171,067 of the 22,617,102 outstanding shares of WODI common stock, representing a 53.81% controlling interest. The Company operates under an intercompany service model and shares executive leadership and administrative resources with the Parent.

The Company’s active operating unit is Progressive Water Treatment, Inc. (“PWT”), which engineers, fabricates, and services custom water treatment systems for commercial and industrial clients. PWT was originally acquired by the Parent in 2015 and was transferred to WODI in 2023 as part of a corporate reorganization. During the same period, the Modular Water Systems (“MWS”) division was also consolidated into WODI; however, MWS operations were formally discontinued during the second quarter of 2025. On May 8, 2025, the Company’s Board approved the wind-down of MWS in connection with a strategic shift away from direct equipment offerings. As of June 30, 2025, MWS has ceased operations, and remaining assets are expected to be disposed of within 60 days. (see Note 8 – Discontinued Operations).

WODI is focused on building a financial technology platform for water project investments. The Company sponsors and manages a Regulation A+ Opportunity Zone (“OZ”) infrastructure fund intended to raise up to $100 million for decentralized water treatment projects. Capital raised through this program is deployed to eligible projects through wholly owned project subsidiaries.

Basis of presentation

These condensed interim financial statements were prepared in conformity with U.S. GAAP and Regulation S-X Rule 8-03. They should be read in conjunction with OCLN’s audited consolidated financial statements for the year ended December 31, 2024, and WODI’s Form 1-K for the same date. In management’s opinion, all normal recurring adjustments necessary for fair presentation have been included.

Going concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred recurring losses and experienced negative operating cash flows. As of June 30, 2025, cash and cash equivalents totaled $1,167,772 and a working capital deficit. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued. Management’s plans include cost controls and pursuing additional equity and debt financing; there can be no assurance these plans will be successful. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

2.	Summary of Significant Accounting Policies

Significant accounting policies are consistent with those disclosed in WODI’s audited financial statements included in its Form 1-K for the year ended December 31, 2024. These policies include revenue recognition in accordance with ASC 606, evaluation of expected credit losses under ASC 326, and fair value measurement of derivative instruments pursuant to ASC 815. The Company also applies impairment testing for long-lived and indefinite-lived assets under ASC 360 and ASC 350, respectively, and accounts for stock-based compensation in accordance with ASC 718. Additional policies include the establishment of warranty reserves and the recognition of valuation allowances on deferred tax assets.

The accompanying unaudited condensed financial statements include the accounts of Water On Demand, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. Certain prior period amounts may be reclassified to conform to current period presentation with no impact or net loss or shareholder’s equity. Based on the nature of its operations and internal reporting structure, the Company reports as a single operating segment.

Management has evaluated recently issued accounting pronouncements and does not expect any to have a material effect on the Company’s condensed financial statements.

3.	Revenue from Contracts with Customers

Revenue is recognized when control of goods or services is transferred to the customer. For engineered water-treatment projects, revenue is recognized over time using the cost-to-cost method. Variable consideration, such as performance bonuses, is estimated and constrained at inception to prevent reversals.

For the six months ended June 30, 2025, and 2024, total revenue recognized from contracts with customers was $2,346,471 and $1,987,406 respectively.

Contract assets, representing revenue recognized in excess of amounts billed, were $175,339 at June 30, 2025, and $1,071,664 at December 31, 2024. Contract liabilities, representing billings in excess of revenue recognized were $2,623,439 at June 30, 2025, and $3,468,227 at December 31, 2024. Contract balances are classified as current as they are expected to be realized within the Company’s normal operating cycle. No material impairments of contract assets and no significant changes in estimates of variable consideration were recorded during the periods presented.

4.	Accounts Receivable and Credit Loss Allowance

Trade and contract receivables are carried at amortized cost and presented net of an allowance for expected credit losses in accordance with ASC 326. The allowance is estimated using historical loss experience, current conditions, and reasonable and supportable forecasts, and is evaluated at least quarterly on a customer-specific basis. Balances are written off when collection efforts have been exhausted and recovery is not expected.

The allowance for expected credit losses was $0 as of June 30, 2025, and $369 at December 31, 2024.

5.	Convertible Secured Promissory Notes

As of December 31, 2024, WODI had $21,363,639 secured convertible promissory notes outstanding. These notes were issued in connection with prior financing agreements and included embedded derivative features. During the six months ended June 30, 2025, WODI redeemed and retired all $21,363,639 of these secured convertible notes and $3,424,338 in accrued interest through a structured exchange for subsidiary equity. The exchanges were accounting for as debt extinguishments under ASC 470 and ASC 815. The Company recognized a noncash loss on extinguishment of $8,318,588 recorded in gain (loss) on conversion of debt withing other income (expense) for the three and six months ended June 30, 2025. As of June 30, 2025, WODI had no remaining secured convertible promissory notes outstanding, and all related derivative liabilities were eliminated.

During the six months ended June 30, 2025, WODI Sponsorship LLC issued unsecured convertible notes of $2,032,500. These notes bear 15% interest and mature within one year.

6.	Capital Stock, Restricted Stock, and Warrants

Water on Demand, Inc. is authorized to issue 2,000,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, designated as Series A (5,000,000 shares), Series B (4,000,000 shares), and Series C (1,000,000 shares). No new designations or cancellations occurred during the six months ended June 30, 2025. As of June 30, 2025, there were 22,617,102 shares of common stock issued and outstanding and no preferred shares outstanding.

At June 30, 2025, the following shares were issued and outstanding:

Class	Shares Authorized	Shares Outstanding	Terms
Series A	30,000,000	14,438,282	Convertible, issued through private placement
Series B	1,000,000	-	Reserved; Authorized but unissued as of reporting date
Series C	1,000	1,000	Non-convertible; grants 51% voting control; held by CEO

Restricted Stock Grant Agreements authorize issuance of up to 15,550,000 common shares upon achievement of specified milestones. As of June 30, 2025, no milestones had been achieved, no restricted shares had vested, and no stock-based compensation expense was recognized. A total of 2,581,443 shares remained issuable under the RSGAs at the balance sheet date.

During the six months ending June 30, 2025, in connection with its private placement of Series A Preferred Stock, WODI issued fully vested warrants exercisable for a total of 14,438,282 shares of WODI common stock. These warrants carry an exercise price of $0.16 per share to $2.00 per share and have expiration dates ranging from January 31, 20230 through May 31, 2030. An independent valuation of these warrants using Black-Shcoles model (volatility 29.3%-32.7%; risk free rate 3.96%-4.26%; no dividend yield: common stock fair market value $0.08611) determined aggregate grant-date fair value of $137,640.

All potentially dilutive securities were antidilutive for EPS purposes in both interim periods presented.

7.	Commitments and Contingencies

Facility lease

On July 1, 2024, PWT entered into a non-cancelable triple-net operating lease for a 12,000-square-foot production facility located at 5225 W. Houston Street, Sherman, Texas. The current monthly base rent is $13,313.

Related Party Balances

WODI transfers funds to its Parent Company, on an as-needed basis to support operations and provide intercompany transfers to its subsidiaries. As of June 30, 2025 and December 31, 2025, WODI reported balances of $0 and $706,736, respectively.

Warranty Reserve

As of June 30, 2025, the Company maintained a warranty reserve of $50,000 based on historical experience and exposure to high-value equipment failures, including reverse osmosis membranes, pumps, and EDI modules.

Legal Matters

The Company is not party to any pending or threatened legal proceedings that management believes would have a material adverse effect on the financial statements.

8.	Discontinued Operations

In the second quarter of 2025, the Company finalized its plan to wind down its Modular Water Systems (“MWS”) business unit. This followed the resignation of MWS’s lead executive and a strategic review of operations. Management concluded that MWS no longer aligned with the Company’s long-term objectives and ceased all activity during the quarter. The business met the criteria for discontinued operations under ASC 205-20.

All prior period financial information has been recast to reflect MWS as a discontinued operation. The wind-down was completed shortly after quarter-end. No gain or loss was recorded on disposal, and no material costs are expected in future periods.

As of June 30, 2025, total accounts payable and accrued expenses related to MWS operations amounted to $485,474. Although MWS was discontinued and no longer active, the liabilities remain obligations of Water on Demand, Inc. These amounts were incurred prior to the wind-down and are expected to be resolved in the normal course of business.

Summary of Results of Discontinued Operations

	Six Months Ended June 30,
	2025	2024
Revenue	$1,543,485	$616,791
Cost of revenue	1,228,941	881,420
Gross profit (loss)	314,544	(264,629)
Operating expenses	100,339	76,837
Other income	513,347	-
Income (loss) from discontinued	$727,552	$(341,466)

Summary Balance Sheet of Discontinued Operations

	June 30,	December 31,
	2025	2024
Current Assets
Cash and cash equivalents	$83,078	$179,369
Contract assets	337,580	174,415
Contracts receivable, net	13,213	98,872
Total assets of discontinued	$433,871	$452,656
Current Liabilities
Accounts payable	$418,169	$266,394
Contract liabilities	67,305	643,570
Accrued expenses	-	201,841
Total liabilities of discontinued	$485,474	$1,111,805

9.	Subsequent Events

Management evaluated subsequent events in accordance with ASC 855 and has identified the following events requiring disclosure.

The equity and financing transactions occurring after June 30, 2025, and through the filing date are summarized below:

Between July 2, 2025, and August 15, 2025, WODI raised a total of $40,000 in proceeds through a private placement, issuing an aggregate of $250,000 shares of Series A stock and 250,000 warrants.

Between July 9, 2025, and August 15, 2025, WODI raised a total of $397,500 in proceeds through a private placement, issuing an aggregate of $397,500 in convertible promissory notes.

On July 28, 2025, the Company issued an aggregate of 148,000 shares of WODI common stock to consultants in exchange for services rendered.

On July 31, 2025, the Company issued WODI cashless warrants representing an aggregate of 141,123 shares as discretionary interest payments for investments in the Company’s Series Y offering.

Between August 4, 2025, and August 15, 2025, WODI raised a total of $11,000 in proceeds through a Regulation A offering, issuing an aggregate of 4,400 shares of common stock and 8,800 warrants.

On August 18, 2025, the Company issued WODI cashless warrants representing an aggregate of 130,000 shares as discretionary incentives to certain convertible note holders of WODI OZ Sponsor LLC.

No other subsequent events requiring adjustment or disclosure were identified as of the filing date.

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form
1.1	Advisory Agent Agreement	Filed Previously
2.1	Amended and Restated Certificate of Incorporation Amended and Restated Certificate of Incorporation, Series A, B and C preferred Stock Designation	Filed Previously
2.5	Amended and Restated Bylaws	Filed Previously
4.1	WODI Unit Purchase Agreement	Filed Previously
8.1	Form of Escrow Agreement	Filed Previously

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

August 22, 2025

Water on Demand, Inc.

/s/ T. Riggs Eckelberry
T. Riggs Eckelberry
Chief Executive Officer
(Principal Executive Officer) and

/s/ Prasad Tare
Prasad Tare
Chief Financial Officer
(Principal Financial and Accounting Officer)